                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  For the quarterly period ended June 30, 2001



                        O/2/MICRO INTERNATIONAL LIMITED



                Grand Pavilion Commercial Centre, West Bay Road
                        P.O. Box 32331 SMB, George Town
                          Grand Cayman, Cayman Islands
                                 (345) 945-1110
                    (Address of principal executive offices)


   Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

     Form 20-F   X    Form 40-F
               -----            -----

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

     Yes              No    X
         -----            -----

   If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

     82-  N.A.
         -----

                                     INDEX
                         O2MICRO INTERNATIONAL LIMITED

                                                                                                        Page No.
PART I              FINANCIAL INFORMATION
Item 1.             FINANCIAL STATEMENTS                                                                    3

                    CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2001 AND DECEMBER 31,                        3
                    2000

                    CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE THREE MONTHS ENDED                        5
                    JUNE 30, 2001 AND JUNE 30, 2000, AND FOR THE SIX MONTHS ENDED JUNE
                    30, 2001 AND JUNE 30, 2000

                    CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED                          6
                    JUNE 30, 2001 AND JUNE 30, 2000

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                              8

Item 2.             MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND                        16
                    RESULTS OF OPERATIONS

Item 3.             QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK                              18

PART II             OTHER INFORMATION

Item 1.             EXHIBITS                                                                               18

                    EXHIBIT INDEX                                                                          18

                    SIGNATURE                                                                              19


Part I.   FINANCIAL INFORMATION

Item 1.   Financial Statements


                        O/2/MICRO INTERNATIONAL LIMITED

                          CONSOLIDATED BALANCE SHEETS
                (In Thousand U.S. Dollars, Except Share Amounts)

                                                                                           June 30,          December 31,
ASSETS                                                                                       2001                2000
------                                                                                    -----------        ------------
                                                                                          (Unaudited)
CURRENT ASSETS
Cash                                                                                        $27,237             $37,448
Restricted cash                                                                               1,158               1,199
Short-term investments                                                                        9,118                   -
Accounts receivable - net                                                                     7,306               5,420
Inventories                                                                                   4,756               5,472
Prepaid expenses and other current assets                                                     1,486               1,148
                                                                                            -------             -------
Total Current Assets                                                                         51,061              50,687
                                                                                            -------             -------

LONG-TERM INVESTMENT                                                                            500                 500
                                                                                            -------             -------

FIXED ASSETS - NET                                                                            2,846               2,102
                                                                                            -------             -------

OTHER ASSETS
Receivables from 360/0/ web Ltd.                                                                750                 750
                                                                                            -------             -------
Deferred income tax - noncurrent                                                                133                 133
                                                                                            -------             -------
Other assets                                                                                    691                 435
                                                                                            -------             -------

TOTAL ASSETS                                                                                $55,981             $54,607
                                                                                            =======             =======

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------

CURRENT LIABILITIES
Notes and accounts payable                                                                  $ 2,522             $ 3,767
Income tax payable                                                                              458                 449
Current portion of obligations under capital lease                                               24                  41
Accrued expenses and other current liabilities                                                2,718               2,358
                                                                                            -------             -------
Total Current Liabilities                                                                     5,722               6,615
                                                                                            -------             -------

OBLIGATIONS UNDER CAPITAL LEASE - NET OF CURRENT PORTION                                         11                  13
                                                                                            -------             -------

GUARANTEE DEPOSITS                                                                               51                  51
                                                                                            -------             -------

Total Liabilities                                                                             5,784               6,679
                                                                                            -------             -------

SHAREHOLDERS' EQUITY
Ordinary shares at $0.001 par value per share
  Authorized  95,000,000 shares.  Issued - 33,309,354 and 32,788,238
    shares as of June 30, 2001 and December 31, 2000, respectively                               33                  33
Additional paid-in capital                                                                   55,767              55,071
Warrants                                                                                         51                  51
Deferred compensation                                                                          (117)               (249)
Accumulated other comprehensive income                                                         (387)               (223)
Accumulated deficit                                                                          (5,150)             (6,755)
                                                                                            -------             -------
Total Shareholders' Equity                                                                   50,197              47,928
                                                                                            -------             -------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                  $55,981             $54,607
                                                                                            =======             =======

    The accompanying notes are an integral part of the financial statements.

                        O/2/MICRO INTERNATIONAL LIMITED

         CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
                                  (Unaudited)
              (In Thousand U.S. Dollars, Except Per Share Amounts)

                                                                       Three Months                           Six Months
                                                                      Ended June 30,                        Ended June 30,
                                                               -----------------------------         ---------------------------
                                                                  2001               2000               2001              2000
                                                               -----------       -----------         -----------       ---------
                                                                        (Unaudited)                           (Unaudited)
NET SALES                                                        $ 9,781            $ 9,524            $18,571           $17,872

COST OF SALES                                                      3,346              3,754              6,619             6,681
                                                                 -------            -------            -------           -------

GROSS PROFIT                                                       6,435              5,770             11,952            11,191
                                                                 -------            -------            -------           -------

OPERATING EXPENSES
Research and development                                           3,252              2,345              6,120             4,408
Selling, general and administrative                                2,357              2,056              4,794             4,203
Stock-based compensation                                              45                114                 98               270
                                                                 -------            -------            -------           -------
Total Operating Expenses                                           5,654              4,515             11,012             8,881
                                                                 -------            -------            -------           -------

INCOME FROM OPERATIONS                                               781              1,255                940             2,310
                                                                 -------            -------            -------           -------

NONOPERATING INCOME
Interest - net                                                       396                 43                913                83
Other - net                                                          107                 72                104               107
                                                                 -------            -------            -------           -------
Total Nonoperating Income - Net                                      503                115              1,017               190
                                                                 -------            -------            -------           -------

INCOME BEFORE INCOME TAX                                           1,284              1,370              1,957             2,500

INCOME TAX (EXPENSES) BENEFITS                                      (325)              (101)              (352)               14
                                                                 -------            -------            -------           -------

NET INCOME                                                           959              1,269              1,605             2,514

OTHER COMPREHENSIVE INCOME (LOSS)
Translation adjustments on subsidiaries                             (154)                55               (164)              (83)
                                                                 -------            -------            -------           -------

COMPREHENSIVE INCOME                                             $   805            $ 1,324            $ 1,441           $ 2,431
                                                                 -------            -------            -------           -------

EARNINGS PER SHARE:
Basic                                                            $  0.03            $  0.13            $  0.05           $  0.25
                                                                 -------            -------            -------           -------
Diluted                                                          $  0.03            $  0.04            $  0.05           $  0.08
                                                                 -------            -------            -------           -------

NUMBER OF THOUSAND SHARES USED IN EARNINGS PER SHARE
 CALCULATION:
Basic                                                             33,268              9,999             33,087            10,037
                                                                 -------            -------            -------           -------
Diluted                                                           34,489             30,134             34,432            30,038
                                                                 -------            -------            -------           -------

    The accompanying notes are an integral part of the financial statements.

                        O/2/MICRO INTERNATIONAL LIMITED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (Unaudited)
                           (In Thousand U.S. Dollars)

                                                                                    Six Months Ended
                                                                                        June 30,
                                                                              ----------------------------
                                                                                 2001               2000
                                                                              ---------          ---------
OPERATING ACTIVITIES:
Net income                                                                     $  1,605            $ 2,514
Adjustments to reconcile net income to net cash
  used in operating activities:
   Depreciation and amortization                                                    524                383
   Amortization of deferred stock options                                            98                270
   Deferred income tax assets                                                         2               (268)
   Changes in operating assets and liabilities:
      Accounts receivable - net                                                  (1,885)            (1,472)
      Inventories                                                                   716             (1,110)
      Prepaid expenses and other current assets                                    (340)              (236)
      Notes and accounts payable                                                 (1,245)              (434)
      Income tax payable                                                              8                250
      Accrued expenses and other current liabilities                                360                 (4)
                                                                               --------            -------
Net Cash Used in Operating Activities                                              (157)              (107)
                                                                               --------            -------

INVESTING ACTIVITIES
Receivables from 360/0/ Web Ltd.                                                      -               (750)
Receivables from employee cash advance                                             (125)                 -
Acquisitions of:
   Fixed assets                                                                  (1,294)              (676)
   Patent                                                                           (94)               (27)
Decrease (Increase) in:
   Pledged deposits                                                                  41               (567)
   Refundable deposits                                                              (43)                (5)
   Short-term investment                                                         (9,118)                 -
   Deferred charges                                                                 (15)                 -
                                                                               --------            -------
Net Cash Used in Investing Activities                                           (10,648)            (2,025)
                                                                               --------            -------

FINANCING ACTIVITIES:
Proceeds from:
   Exercise of stock options                                                        361                 63
   Issuance of ordinary shares upon ESPP Plan                                       368                  -
Payments of principal of capital leases                                             (18)               (22)
                                                                               --------            -------
Net Cash Provided by Financing Activities                                           711                 41
                                                                               --------            -------

EFFECTS OF CHANGES IN FOREIGN EXCHANGE RATE                                        (117)               (80)
                                                                               --------            -------
NET DECREASE IN CASH                                                           ($10,211)           ($2,171)

CASH, BEGINNING OF PERIOD                                                        37,448              5,946
                                                                                -------            -------

CASH, END OF PERIOD                                                             $27,237             $3,775
                                                                                =======             ======

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
Cash paid for interest                                                          $     8             $   10
Cash paid for tax                                                               $   339             $   15

NONCASH INVESTING AND FINANCING ACTIVITIES
Property and equipment acquired under capital leases                            $     5             $   78

    The accompanying notes are an integral part of the financial statements.

                        O/2/MICRO INTERNATIONAL LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)
                (In Thousand U.S. Dollars, Except Share Amounts)



1. BASIS OF PRESENTATION

   The accompanying consolidated financial statements have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission and, in management's opinion, include all adjustments, consisting only of normal recurring accruals necessary to fairly present the resulting operations for the indicated periods. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. Although the Company believes that the disclosures are adequate to make the information presented not misleading, it is suggested that these consolidated financial statements be read in conjunction with the consolidated financial statements and the notes thereto included in the Company's Form 20-F for the year ended December 31, 2000.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   a. Use of estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

   b. Short-term investments

      The company maintains its excess cash in financial institutions with strong ratings government and corporate bonds. The specific identification method is used to determine the cost of securities disposed of, with realized gains and losses reflected in non-operating income and expense. As of June 30, 2001, all of the Company's investments were classified as available for sale. Unrealized gains and losses on these investments are included as a separate component of shareholders' equity, net of any related tax effect. The Company monitors these investments for impairment and makes appropriate reductions in carrying value when necessary.

   c. Revenue recognition

      Revenue from product sales to customers, other than distributors, is recognized at the time of shipment, including revenue that has been realized and earned. The four criteria for revenue being realized and earned are the existence of evidence of sale, actual shipment, fixed or determinable selling price, and reasonable assurance of collectibility.

     Allowances for sales return and discounts are provided at the time of the recognition of the related revenues on the basis of experience, and these provisions are deducted from sales.

     The Company, however, has limited control over distributors' selling of products bought from the Company to third parties. Accordingly, the Company recognizes revenue on sales to distributors when the distributors sell the Company's products to third parties. Thus, products held by distributors are included as part of Company inventory.

     The Company grants its distributors limited rights of return and certain price adjustments on unsold inventory held by the distributors. Under the Company's right of return policy, its distributors may exchange products currently in their inventory for other Company's products. This policy allows the Company's distributors to obtain products they want. In practice, if the distributors' inventories include items that are later priced lower by the Company, the Company allows such price adjustment to be made to the items already delivered to the distributors. However, the Company does not grant credits to the distributors for meeting competitive pricing conditions. To date, the Company has given no price adjustments to its distributors.

     In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements." SAB 101 summarizes some of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company has always complied with SAB 101 and therefore SAB 101 did not have any effect on its financial position or results of operations.

  d. Research and development

     Research and development costs consist of expenditures incurred during the course of planned search and investigation aimed at the discovery of new knowledge that will be useful in developing new products or processes or at significantly enhancing existing products or production processes as well as expenditures incurred for the design, testing of product alternatives or construction of prototypes. All expenditures related to research and development activities of the Company are charged to current income.

  e. Stock-based compensation

     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB Opinion No. 25") and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") for its employee stock options. Under APB Opinion No. 25, compensation expense is measured based on the difference, if any, on the date of the grant, between the fair value of the Company's stock and the exercise price.

  f. Comprehensive income

     The Company adopted the provisions of SFAS No. 130 "Reporting Comprehensive Income". Comprehensive income, as defined, includes all changes in equity during a period from non-owner sources. To date, the Company has only translation adjustments on subsidiaries that are required to be reported in comprehensive income.

  g. Earnings per share

     SFAS No. 128, "Earnings Per Share," establishes standards for computing and presenting earnings per share. Basic earnings per share are calculated using the average shares of common share outstanding. Diluted earnings per share are calculated using the weighted average number of common and dilutive common equivalent shares outstanding during the period, using either the as-if-converted method for convertible preferred shares or the treasury stock method for options and warrants.


3. ACCOUNTS RECEIVABLE - NET (IN THOUSANDS)      June 30, 2001   Dec. 31, 2000
                                                 -------------   -------------
                                                  (Unaudited)
   Accounts receivable                               $7,675           $5,710
   Allowances for:
     Doubtful receivable                                (54)             (38)
     Sales returns and discounts                       (315)            (252)
                                                     ------           ------
                                                     $7,306           $5,420
                                                     ======           ======


4. INVENTORIES (IN THOUSANDS)                    June 30, 2001   Dec. 31, 2000
                                                 -------------   -------------
                                                   (Unaudited)

   Finished goods                                    $1,520           $1,293
   Work-in-process                                    1,093              379
   Raw materials                                      2,143            3,800
                                                     ------           ------

                                                     $4,756           $5,472
                                                     ======           ======


5. SHORT-TERM INVESTMENTS (IN THOUSANDS)

   The following is a summary of available-for-sale securities:

                                                                 June 30, 2001
                                                                 -------------
                                                                  (Unaudited)
   Corporate bonds                                                    $8,104
   Foreign government bonds                                            1,014
                                                                      ------
                                                                      $9,118
                                                                      ======

Available-for-sale securities by contractual maturity are as follows:

                                                                  June 30, 2001
                                                                  -------------
                                                                   (Unaudited)

   Due within one year                                                $3,657
   Due after one year through two years                                5,461
                                                                      ------

                                                                      $9,118
                                                                      ======


6. INCOME TAX

   Income (loss) before income taxes consisted of (in thousands):

                                                        Three Months Ended            Six Months Ended
                                                              June 30                     June 30
                                                       ---------------------        --------------------
                                                         2001          2000          2001         2000
                                                       -------        ------        ------       -------
                                                            (Unaudited)                 (Unaudited)
   The Company - Cayman Islands                        ($  513)       $1,804        $   52       $ 2,772
   O/2/Micro, Inc.-USA                                     106           100           178           243
   O/2/Micro-Taiwan                                        984           476           955         1,060
   O/2/Micro-Taiwan branch                                 904          (919)        1,118        (1,483)
   O/2/Micro-Japan                                        (138)         (105)         (298)         (206)
   O/2/Micro-Singapore                                      13            14            24           114
   O/2/Micro-Romania                                         8             -             8             -
   O/2/Micro-China                                         (80)            -           (80)            -
                                                       -------        ------        ------       -------
                                                        $1,284        $1,370        $1,957       $ 2,500
                                                       =======        ======        ======       =======

  Provision for income taxes (expenses) benefits consisted of (in thousands):

                                                         Three Months Ended          Six Months Ended
                                                               June 30                    June 30
                                                       ---------------------       ---------------------
                                                         2001          2000          2001          2000
                                                       -------      --------       -------       -------
                                                            (Unaudited)                 (Unaudited)
  Current income taxes
     O/2/Micro, Inc.-USA
         - Federal                                      $    30        $   -         $   -         $ 272
         - State                                              5            -            (2)           (1)
     O/2/Micro-Taiwan                                      (335)        (107)         (335)         (249)
     O/2/Micro-Taiwan Branch                                (24)           -           (24)            -
     O/2/Micro-Japan                                          -            9            10            (1)
     O/2/Micro-Singapore                                      -           (3)            -            (7)
     O/2/Micro-Romania                                       (1)           -            (1)            -
     O/2/Micro-China                                          -            -             -             -
                                                        -------      -------        ------         -----
  Income tax (expenses) benefits                        ($  325)     ($  101)       ($ 352)        $  14
                                                        =======      =======        ======         =====

  The Company and its subsidiaries file separate income tax returns. Reconciliation of the significant differences between the statutory income tax rate and the effective income tax rate on pre-tax income (loss) is as follows:

                                                                     Three Months Ended            Six Months Ended
                                                                           June 30                     June 30
                                                                     -------------------          -----------------
                                                                      2001          2000          2001         2000
                                                                      ----          ----          ----         ----
                                                                         (Unaudited)                 (Unaudited)
  Cayman statutory rate                                                -  %          -  %          -  %          -  %
  Foreign in excess of statutory rate                                 23.4%          7.0%         12.0%        (11.3%)
  Change in valuation allowance                                        1.9%          0.3%          6.0%         10.7%
                                                                      ----          ----          ----         -----

  Effective tax rate                                                  25.3%          7.3%         18.0%         (0.6%)
                                                                      ====          ====          ====         =====

7. EARNINGS (LOSS) PER SHARE

   Following is the calculation of basic and diluted earnings per ordinary share (in thousands, except per share amounts):

                                                                    Three Months Ended         Six Months Ended
                                                                         June 30                   June 30
                                                                   --------------------      --------------------
                                                                     2001         2000         2001         2000
                                                                   -------      -------      -------      -------
                                                                        (Unaudited)               (Unaudited)
  Basic earnings per ordinary share:

  Net income available to ordinary shareholders                    $   959      $ 1,269      $ 1,605      $ 2,514
                                                                   =======      =======      =======      =======

  Weighted average ordinary shares outstanding - basic              33,268        9,999       33,087       10,037

  Basic earnings per ordinary share                                $  0.03      $  0.13      $  0.05      $  0.25
                                                                   =======      =======      =======      =======

  Diluted earnings per ordinary share:

  Net income available to ordinary shareholders                    $   959      $ 1,269      $ 1,605      $ 2,514
                                                                   =======      =======      =======      =======

  Weighted average ordinary shares outstanding - basic              33,268        9,999       33,087       10,037

  Effect of dilutive securities:
     Options                                                         1,003        1,342        1,127        1,281
     Warrants                                                          218          266          218          193
     Convertible securities                                              -       18,527            -       18,527
                                                                   -------      -------      -------      -------

  Diluted weighted average ordinary shares                          34,489       30,134       34,432       30,038
    outstanding                                                    =======      =======      =======      =======

  Fully diluted earnings per ordinary share                        $  0.03      $  0.04      $  0.05      $  0.08
                                                                   =======      =======      =======      =======

   Certain anti-dilutive outstanding options and warrants were excluded from the computation of diluted earnings per share since their exercise prices exceeded the average market price of the common shares during the periods. The anti-dilutive stock options excluded amounted to 219,100 shares, and their exercise prices were between $9.5 and $16 as of June 30, 2001.


8. OBLIGATIONS UNDER CAPITAL LEASE

   The Company leases office space and certain equipment under noncancellable operating lease agreements that expire on various dates through September 2004. The Company's office lease provides for periodic rent increases based on the general rate of inflation. The Company also leases certain equipment under a capital lease that expires in May 2004. The lease provides for a bargain purchase option upon the expiration of the lease. As of June 30, 2001, minimum lease payments under all noncancellable leases were as follows (in thousands):

                                                      Capital     Operating
Year                                                  Leases       Leases
----                                                  -------     ---------
  2001                                                   $21       $  522
  2002                                                    13          905
  2003                                                     7          584
  2004                                                     1          360
  2005 and thereafter                                      -            -
                                                         ---       ------

  Total minimum lease payments                            42       $2,371
                                                                   ======
  Less:  Amount representing interest                      7
                                                         ---
  Present value of minimum lease payments                 35
  Less:  Current portion                                  24
                                                         ---

  Long-term capital lease obligations                    $11
                                                         ===

   Obligations under capital lease are secured by the related equipment and the total costs of the equipment under capital lease was $165 as of June 30, 2001 and $143 as of June 30, 2000. Accumulated amortization was $106 as of June 31, 2001 and $70 as of June 30, 2000.


9. CONTINGENCY

   a. On March 22, 2000, Philips Electronics North America Corporation (Philips) asked the Company to evaluate the need for licenses for I/2/C serial interface, which are being used in the Company's products. Management believes that, although it is probable for Philips to assert a licensing claim, the Company would not be subject to any material exposure with respect to past activities.

   b. On November 3, 2000, the Company filed a suit with the Federal Court in the Northern District of California against Monolithic Power Systems
      (MPS), a privately held company in Santa Clara, California, USA. Before the Company's filing, MPS alleged in a letter to the Company that a new product being developed by the Company would infringe an MPS patent.

      Upon analysis of the charge, the Company concluded that the new product does not infringe MPS's patent and that the MPS's patent is invalid based on prior art. The Company seeks declaratory judgment of non-infringement and a ruling that the MPS patent is invalid. The Company also seeks damages from MPS.


10. SEGMENT INFORMATION

    The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 replaced the "industry segment" approach with the "management" approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. SFAS 131 also requires disclosures of products and services, geographic areas and major customers.

    a. Industry: The Company is engaged in a single industry, which is the design, development and marketing of semiconductor products.

    b. Foreign market sales (in thousands)

                                       Three Months Ended         Six Months Ended
                                            June 30                   June 30
                                      -------------------       --------------------
                                       2001         2000          2001        2000
                                      ------       ------       -------      -------
       Location of Customers              (Unaudited)                (Unaudited)
       ---------------------
       Asia                           $9,759       $9,504       $18,542      $16,080
       United States                      22           24            29          832
       Europe                              -           (4)            -          960
                                      ------       ------       -------      -------

                                      $9,781       $9,524       $18,571      $17,872
                                      ======       ======       =======      =======

    c. Major customers (in thousands)

                        Three Months Ended June 30       Six Months Ended June 30
                        ---------------------------     ---------------------------
                            2001            2000            2001            2000
                        -----------     -----------     -----------     -----------
     Customers          Amount   %      Amount   %      Amount   %      Amount   %
     ---------                  ---             ---             ---             ---
                                (Unaudited)                     (Unaudited)
         A             $2,832  29.0    $1,318  13.8    $4,646  25.0    $2,299  12.9
         B              1,486  15.2       909   9.5     1,991  10.7     1,788  10.0
         C              1,291  13.2       305   3.2     1,797   9.7       495   2.8
         D                 39   1.0         -     -     1,557   8.4         -     -

    d. Geographic information (in thousands)

                                                      Cayman
                                            U.S.A    Islands    Taiwan  Japan  Singapore  Romania  China  Elimination  Consolidated
                                            ------   -------   -------  -----  ---------  -------  -----  -----------  ------------
   For the six months ended
   June 30, 2001 (Unaudited)
   -------------------------

   Sales to customers other than the
     parent and its subsidiaries            $   -    $ 6,744   $11,827   $  -     $  -     $  -     $   -    $     -      $ 18,571
   Intercompany service revenue              5,650     9,638         -      -      495      112         -    (15,895)          -
                                            ------   -------   -------   ----     ----     ----     -----    -------      --------

   Total sales                              $5,650   $16,382   $11,827   $  -     $495     $112     $   -   ($15,895)     $ 18,571
                                            ======   =======   =======   ====     ====     ====     =====   ========      ========

   Gross profit                             $5,650   $ 9,908   $ 2,045   $  -     $495     $112     $   -   ($ 6,258)     $ 11,952
                                            ======   =======   =======   ====     ====     ====     =====   ========
   Operating expenses                                                                                                      (11,012)
   Nonoperating income - net                                                                                                 1,017
                                                                                                                          --------
   Income before income tax                                                                                                  1,957
   Income tax expense                                                                                                         (352)
                                                                                                                          --------

   Net income                                                                                                             $  1,605
                                                                                                                          ========

   Identifiable assets                      $1,326   $60,200   $10,160   $141     $692     $ 68     $ 430   ($17,036)     $ 55,981
                                            ======   =======   =======   ====     ====     ====     =====   ========      ========

   For the six months ended
   June 30, 2000 (Unaudited)
   -------------------------

   Sales to customers other than the
    parent and its subsidiaries             $    -   $14,299   $ 3,573   $  -     $  -        -     $   -    $     -      $ 17,872
   Intercompany service revenue              4,710     2,845         -      -        -        -         -     (7,555)            -
                                            ------   -------   -------   ----     ----     ----     -----    -------      --------

   Total sales                              $4,710   $17,144   $ 3,573   $  -     $  -     $  -     $   -   ($ 7,555)     $ 17,872
                                            ======   =======   =======   ====     ====     ====     =====   ========      ========

   Gross profit                             $4,710   $10,463   $   714   $  -     $  -     $  -     $   -   ($ 4,696)     $ 11,191
                                            ======   =======   =======   ====     ====     ====     =====   ========
   Operating expenses                                                                                                       (8,881)
   Nonoperating income - net                                                                                                   190
                                                                                                                          --------
   Income before income tax                                                                                                  2,500
   Income tax benefit                                                                                                           14
                                                                                                                          --------

   Net Income                                                                                                                2,514
                                                                                                                          --------

   Identifiable assets                      $1,191   $19,941   $ 3,690   $ 42     $648     $  -     $   -   ($10,089)     $ 15,423
                                            ======   =======   =======   ====     ====     ====     =====   ========      ========

   For the three months ended
   June 30, 2001 (Unaudited)
   --------------------------

   Sales to customers other than the
    parent and its subsidiaries             $    -   $ 1,284   $ 8,497   $  -     $  -     $  -     $   -    $     -      $  9,781
   Intercompany service revenue              2,826     6,880         -      -      259      112         -    (10,077)            -
                                            ------   -------   -------   ----     ----     ----     -----    -------      --------

   Total sales                              $2,826   $ 8,164   $ 8,497   $  -     $259     $112     $   -   ($10,077)     $  9,781
                                            ======   =======   =======   ====     ====     ====     =====   ========      ========

   Gross profit                             $2,826   $ 4,898   $ 1,538   $  -     $259     $112     $   -   ($ 3,198)     $  6,435
                                            ======   =======   =======   ====     ====     ====     =====   ========
   Operating Expenses                                                                                                       (5,654)
   Nonoperating income - net                                                                                                   503
                                                                                                                          --------
   Income before income tax                                                                                                  1,284
   Income tax expense                                                                                                         (325)
                                                                                                                          --------
   Net income                                                                                                             $    959
                                                                                                                          ========

   Identifiable assets                      $1,326   $60,200   $10,160   $141     $692     $ 68     $ 430   ($17,036)     $ 55,981
                                            ======   =======   =======   ====     ====     ====     =====   ========      ========

   For the three months ended
   June 30, 2000 (Unaudited)
   --------------------------

   Sales to customers other than the
     parent and its subsidiaries            $    -   $ 8,556   $   968   $  -     $  -        -     $   -    $     -      $  9,524
   Intercompany service revenue              2,379       771         -      -        -        -         -     (3,150)            -
                                            ------   -------   -------   ----     ----     ----     -----    -------      --------

   Total sales                              $2,379   $ 9,327   $   968   $  -     $  -     $  -     $   -   ($ 3,150)     $  9,524
                                            ======   =======   =======   ====     ====     ====     =====   ========      ========

   Gross profit                             $2,379   $ 5,573   $   195   $  -     $  -     $  -     $   -   ($ 2,377)     $  5,770
                                            ======   =======   =======   ====     ====     ====     =====   ========
   Operating Expense                                                                                                        (4,515)
   Nonoperating income - net                                                                                                   115
                                                                                                                          --------
   Income before income tax                                                                                                  1,370
   Income tax expense                                                                                                         (101)
                                                                                                                          --------
   Net income                                                                                                             $  1,269
                                                                                                                          ========

   Identifiable assets                      $1,191   $19,941   $ 3,690   $ 42     $648     $  -     $   -   ($10,089)     $ 15,423
                                            ======   =======   =======   ====     ====     ====     =====   ========      ========

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following information should be read in conjunction with the interim financial statements and the notes thereto in Part I, Item 1 of this quarterly report and with Management's Discussion and Analysis of Financial Condition and Results of Operations contained in the Company's F-1 Registration Statement and Annual Report on Form 20-F.

THIS REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS. THESE STATEMENTS INVOLVE RISKS AND UNCERTAINTIES, AND ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. ALL FORWARD-LOOKING STATEMENTS INCLUDED IN THIS REPORT ARE MADE AS OF THE DATE HEREOF, AND THE COMPANY ASSUMES NO OBLIGATION TO UPDATE ANY SUCH FORWARD-LOOKING STATEMENTS BEYOND SUCH DATE.

Overview

     We design, develop and market high performance mixed signal integrated circuits for power management and other power saving applications. Our revenues have been derived primarily from the sale of mixed signal integrated circuit products to customers in the mobile computing and communications device markets.

     We utilize a "fabless" semiconductor business model, which means we focus on designing, developing and marketing products and have these products manufactured by large independent semiconductor foundries. Because we are a fabless semiconductor company, we do not need to invest significant capital to manufacture semiconductor devices, and can take advantage of some of the cost-efficiencies of third-party foundries. We place purchase orders with third parties for specific quantities of packaged semiconductor devices at set prices. We also use third parties to test and assemble our products, which reduces the capital we need to invest in these activities.

     We sell our products through a combination of direct sales offices, sales representatives and distributors. We maintain direct sales offices in Santa Clara, California; Houston, Texas, Pfluggerville; Texas; Taipei, Taiwan and Tokyo, Japan. Additionally, we have sales representatives in China, Singapore, Taiwan, the United Kingdom and the United States, as well as one distributor in Japan.

Results of Operations

     Net Sales. Net sales consist of product revenues generated principally by sales of our integrated circuit products. Net sales for the three months ended June 30, 2001 were $9.8 million, an increase of $300,000 or 3.2% from $9.5 million for the three months ended June 30, 2000. The increase in net sales reflects increased unit shipments of our existing products as well as new products.

     Gross Profit. Gross profit represents revenues less cost of revenues. Cost of revenues primarily consists of the cost of purchasing packaged integrated circuit products manufactured and assembled for us by independent foundries and packaging vendors and other costs associated with the procurement, storage and shipment of products. Gross profit for the three months ended June 30, 2001 was $6.4 million, an increase of $600,000 or 10.3% from $5.8 million for the three months ended June 30, 2000. This increase in absolute dollar amount was due to increased sales of products and increased margins.

     Research and Development Expenses. Research and development expenses consist primarily of salaries and related costs of employees engaged in research, design and development activities and, to a lesser extent, of expenses for outside engineering consultants. Research and development expenses for the three months ended June 30, 2001 were $3.3 million, an increase of $1.0 million or 43.5% from $2.3 million for the three months ended June 30, 2000. This increase primarily reflects the addition of research and development personnel, and expenses associated with the expansion of design activities.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of employee-related expenses, professional fees, trade show and other promotional expenses, and sales commissions to agents. Selling, general and administrative expenses for the three months ended June 30, 2001 were $2.4 million, an increase of $300,000 or 14.3% from $2.1 million for the three months ended June 30, 2000. This increase in absolute dollar amounts was primarily due to increased sales commissions relating to higher sales, increased product marketing costs, additional personnel, increased general and administrative expenses associated with the expansions of our operations.

     Deferred Compensation. For accounting purposes, we recognize deferred compensation related to the granting of options or warrants to purchase our ordinary shares to employees and consultants with exercise prices that are less than the deemed fair market value at the grant date. In connection with the grant of stock options to employees, we record aggregate deferred compensation. This amount is presented as a reduction of shareholders' equity and amortized ratably over the vesting period of the applicable stock grants. Amortization of deferred compensation recorded in the first six months of 2001 was $98,000, 63.7% lower than the amount recorded in the same period last year.

     Non-operating Income-net. Non-operating income-net reflects interest earned on average cash balances, less interest on borrowings and foreign exchange transaction gains and losses. Non-operating income-net for the three months ended June 30, 2001 was $503,000, an increase of $388,000 from $115,000 for the three months ended June 30, 2000, reflecting an increase earned on higher level of cash balance resulting from our initial public offering proceeds.

     Income Taxes. Income tax expenses for the three months ended June 30, 2001 was $325,000, an increase of $224,000 from $101,000 for the three months ended June 30, 2000.

     Our quarterly results of operations have fluctuated significantly in the past and may continue to fluctuate in the future based on a number of factors, not all of which are in our control. In particular, our results of operations have fluctuated in the past due, among other things, to competitive pressures on selling prices; the volume of product sales; the timing and cancellation of customer orders; lengthy sales cycles; pricing concessions on volume sales; changes in product mix; product pricing from foundries; our ability to develop, introduce and market new products and technologies on a timely basis; introduction of products and technologies by our competitors; and market acceptance of our and our customers' products. Our results of operations may also fluctuate in the future based on a number of factors, including but not limited to, those listed above, general business conditions in the semiconductor industry; general economic conditions; currency fluctuations; the availability of foundry capacity and raw materials, and our ability to expand and implement our sales and marketing programs. As a result of the foregoing factors, we believe period to period comparisons are not necessarily meaningful and should not be relied upon as indicative of future results.

Liquidity and Capital Resources

     On June 30, 2001, we had $51.1 million in total current assets, including $37.5 million in cash, cash equivalents and short-term investments. Our operating activities used cash in the amount of $157,000 in the six months ended June 30, 2001. Additionally, our financing activities provided $711,000 for the six months ended June 30, 2001 and our investing activities used cash of $10.6 million in the six months ended June 30, 2001.

Disclosure Regarding Forward-Looking Statements

This Form 6-K contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "may," "will," "expects," "should," "could," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms and other comparable terminology. The forward-looking statements contained in this Form 6-K involve known and unknown risks, uncertainties and other factors that may cause our or the industry's actual results, levels of activity, performance or achievements to be materially different from the future results, levels of activity, performance or achievements expressed or implied by these statements. These factors include, among other things, those risks outlined in our filings with the Securities and Exchange Commission; including our registration statement on Form

F-1, as amended. We do not undertake any obligation to update this forward-looking information, except as required under applicable law.

Item 3.  Quantitative and Qualitative Disclosure about Market Risk

In the normal course of business, our financial position is routinely subject to a variety of risks, including market risk associated with interest rate movements and currency rate movements on non-U.S. dollar denominated assets and liabilities, as well as collectibility of accounts receivable. We regularly assess these risks and has established policies and business practices to protect against the adverse effects of these and other potential exposures. As a result, we do not anticipate material losses in these areas.

PART 2.  OTHER INFORMATION


Item  1.    Exhibits

       (a)  Exhibits:

            The Exhibit Index attached hereto is hereby incorporated by reference to this Item.

       (b)
                                 EXHIBIT INDEX


                                                              Sequentially
   Exhibit                                                     Numbered
    Number                      Exhibit Title                    Page
--------------     -------------------------------------     --------------
     99                         Press Release                    20-22

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          O/2/MICRO INTERNATIONAL LIMITED



Date:  August 15, 2001                     /s/     STERLING DU
                                          ---------------------------------
                                           Name:   Sterling Du
                                           Title:  Chief Executive Officer